Exhibit 99.1

COMPANY ANNOUNCEMENT WEDNESDAY, APRIL 16, 2025

Results from TORM plc’s Annual General Meeting on 16 April 2025

TORM plc (the “Company”) (TRMD) announces that all the resolutions set out in the notice of the Annual General Meeting dated 17 March 2025 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1, 2, 3, 4,9,10 and 11)	97,770,844
Voted total (excl. C-Share)	60,652,602
Voted total (%)	62.04

Eligible votes (for Resolutions 5,6,7 and 8)	447,770,844
Voted total (incl. C-Share)	410,652,602
Voted total (%)	91,71

Ordinary Resolutions		Vote type	Voted	Voted (%)	% of total voting rights
1.	To adopt the Annual Report and Accounts 2024	For Against Withheld*	46,993,831 3,601,405 139,474	92.63 7.10 0.27	48.07
2.	To approve the Directors’ Remuneration Report 2024	For Against Withheld*	47,797,865 2,751,231 185,614	94.21 5.42 0.37	48.89
3.	To re-appoint Ernst & Young LLP as auditor of the Company	For Against Withheld*	60,075,973 455,472 121,157	99.05 0.75 0.20	61.45
4.	To authorize the Directors to fix the remuneration of the auditors	For Against Withheld*	50,490,354 134,083 110,273	99.52 0.26 0.22	51.64
5.	Reappointment of Non-Executive Director and Chairman Christopher H. Boehringer as Director of the Company	For Against Withheld*	394,365,264 2,743,016 3,626,430	98.41 0.68 0.91	88.07
6.	Reappointment of Non-Executive Director Göran Trapp as Director of the Company	For Against Withheld*	399,923,963 657,855 152,892	99.80 0.16 0.04	89.31
7.	Reappointment of Non-Executive Director Annette Malm Justad as Director of the Company	For Against Withheld*	399,265,394 1,316,932 152,384	99.63 0.33 0.04	89.17
8.	Reappointment of Executive Director Jacob Meldgaard as Director of the Company	For Against Withheld*	400,255,402 332,045 147,263	99.88 0.08 0.04	89.39
9.	Subject to the reduction of capital by cancelling and extinguishing the Treasury Shares under Resolution 11 taking effect, the Company shall release any claims it may have against any person in connection with its purchase of those Treasury Shares	For Against Withheld*	49,717,265 210,712 806,733	97.99 0.42 1.59	50.85

Special Resolutions		Vote type	Voted	Voted (%)	% of total voting rights
10.	Reduction of the share premium account of the Company by USD 180,000,000	For Against Withheld*	50,204,493 222,772 307,445	98.95 0.44 0.61	51.35
11.	The issued share capital of the Company be reduced by cancelling and extinguishing the Treasury Shares	For Against Withheld*	50,253,314 198,690 282,706	99.05 0.39 0.56	51.40

(*) A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 11 16 APRIL 2025	PAGE 1 / 2

COMPANY ANNOUNCEMENT WEDNESDAY, APRIL 16, 2025

Contacts
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200
Jacob Meldgaard, Chief Executive Officer and Executive Director, tel.: +45 3917 9200
Christopher Everard, General Manager, tel.: +44 7920 494 853
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe Harbor Statement as to the Future Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of offhire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forwardlooking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 11 16 APRIL 2025	PAGE 2 / 2